SULTAN

SULTAN MINERALS INC. **SUL-TSX VENTURE**

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SEC MAIL PROCESSING RECEIVED SEP 02 2005 WASH. D.C. 209 SECTION

SEC MAIL PROCESSING RECEIVED SEP 01 2005 WASH. D.C. 209 SECTION

September 1, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finan[redacted]
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

05010968

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Enclosures

9/7

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals Intersects Sizable Molybdenum & Tungsten Deposit – Aug 2, 2005.
2. Sultan Minerals Resumes Drilling on Molybdenum & Tungsten Property – Aug 9, 2005.
3. Sultan Minerals Exploration Update & Second Quarter Review – Aug 29, 2005.

Correspondence with Securities Commission(s)

4. Form 51-102F3 – Material Change Report – dated Aug 3, 2005.
5. Interim MD&A for Three and Six Months Ended June 30, 2005, and 2004.
6. Interim Financial Statements for Three and Six Months Ended June 30, 2005, and 2004.
7. Form 52-109FT2 – CEO's- Certification of Interim Filing During Transition Period.
8. Form 52-109FT2 – CFO's- Certification of Interim Filing During Transition Period.

Drill Hole 2 (JM05-02) was drilled to investigate the grade of a 1000-foot (300-metre) wide molybdenum bearing stockwork exposed in the historic tungsten workings (please refer to News Release of March 2, 2005). The hole encountered molybdenum mineralization over its entire length and bottomed in mineralization. The hole was stopped due to completion of the drill contract but will be extended during the next phase of drilling.

The molybdenum mineralization intersected in drill hole 2 occurs along the east margin of a 2,000-foot by 1,000-foot (600- metre by 300-metre) area of molybdenum exposures seen in underground workings. **The mineralization is open in all directions and additional drilling will be required to define the margins of the deposit.** Inspection of the drill core shows multiple high-grade molybdenite bearing quartz veins forming a molybdenum stock-work hosted within a granite intrusive body.

Drill Hole 1 (JM05-01) was drilled 400 feet (120 metres) south of hole 2 and approximately 100 feet (30 metres) south of the molybdenum bearing stockwork exposed in the underground workings. One of the objectives of this hole was to investigate the possible extension of historic tungsten mineralization. Hole 1 intersected the favourable host rocks for tungsten mineralization between the depths of 303.5 feet and 394.5 feet. This 91-foot (27.5-metre) wide interval included 4.0 feet of **0.32% tungsten (W)**, and 6.9 feet of **0.27% W** with a high grade interval of **0.93% W** across 1.7 feet. The hole also intersected varying amounts of molybdenum mineralization over its entire length. The best molybdenum intersection was **0.43% MoS_2** over 4.1 feet within a 63-foot wide intersection that assayed **0.07% MoS_2**.

The tungsten mineralization encountered in Hole 1 is part of the southern extension of the historic East Dodger Tungsten Mine. The intersection in Hole 1 is situated approximately 80 feet (24 metres) below the level of the historic Dodger mine and is readily accessible for mining from the existing workings. **This important intersection suggests that tungsten mineralization may extend well beyond the limits of historic mining.** Geological studies completed by Placer-Dome prior to the 1973 closure traced the favourable host rock for tungsten mineralization for more than 5,000 feet to the north and south of the former mine.

The Jersey-Emerald property is road accessible and situated in an area of excellent infrastructure near the community of Salmo in south-eastern BC. The Emerald Mine was Canada's second largest tungsten producer and the adjacent Jersey Mine was the largest zinc producer in the Kootenay Arc region of BC. More than $150 million (2005 dollars) in underground development and diamond drilling was completed on the Jersey-Emerald property during the previous mining operations for tungsten and zinc. The deposits went into production in 1906 and were later acquired and operated by Placer Dome from 1947 to 1973. The mine's database contains the digital records for more than 4,600 diamond drill holes completed during the 65-year mining operation. There is an existing network of underground tunnels and workings over a two square kilometre area that provides access to the margins of the recently identified molybdenum and tungsten mineralization. These tunnels are in excellent condition and will be of immense value in future exploration and development.

The Jersey and Emerald mines occur near the top of a hill and in the past have been mined by relatively inexpensive bulk mining methods, with the ore removed through tunnels that extend in from the hillside. The recently identified mineralization occurs at an elevation of 1,300 metres and is readily accessible to heavy-duty trucking. The valley floor below the deposit lies at an elevation of 630 metres. Sultan's consulting engineers speculate that if the mineralization is continuous between the known exposures and if the deposit extends to depth there is potential for a very large volume of mineralization above the valley floor (Please refer to News Releases of March 2, 2005, April 18, 2005 and May 27, 2005.).

Information from these initial two holes and from historic mine records are presently being compiled in preparation for follow-up drilling. Drilling is expected to resume in mid-August and will focus on defining the molybdenum and tungsten mineralization in the East Dodger area. The program will attempt to establish grade trends and determine where the highest grades occur within the deposit.

Mr. Ed Lawrence, P.Eng., is managing the underground exploration program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

A.G. Troup, P.Eng., Geol.

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


LEGEND
Tungsten Workings
Lead-Zinc-Silver Workings
MoS2 Quartz veining
Drill Holes
Portal
10000 E
7000N
8000N
9000 E
8000 E
EAST DODGER MINE
MoS2 in Diamond Drill Intercepts in granite
D
End of Hole
End of Hole
6900 Crosscut East (695 LE)
Hole Collar
Hole Collar
JM-05-02
JM-05-01
Dodger 4200 Drift North (42 D+N)
MoS2 Quartz veining in drift
JERSEY MINE
0
0.25
Kilometres
MoS2 Quartz veining in drift
DODGER 4400 MINE
MoS2 Surface showing in Truman
INVINCIBLE MINE
EAST DODGER MINE
MoS2 Quartz veining in drift
MoS2 in Diamond Drill Intercepts in granite
JERSEY MINE
0
0.5
Kilometres
SULTAN MINERALS INC.
JERSEY EMERALD PROPERTY
DRILL HOLE LOCATION MAP
Salmo, British Columbia, Canada
SULTAN

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

August 9, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RESUMES DRILLING ON MOLYBDENUM & TUNGSTEN PROPERTY

Sultan Minerals Inc. (SUL-TSX-V) is pleased to announce that it has signed a diamond drill contract with Advanced Drilling Ltd. of Surrey, BC. to complete a minimum of 1,000 metres of underground diamond drilling on Sultan's 100% owned Jersey-Emerald molybdenum and tungsten property, located near the community of Salmo in southeastern BC. Drilling will commence immediately on the East Dodger Zone of the Emerald Tungsten Mine where sizeable molybdenum and tungsten deposits were intersected in two initial holes completed in July (please see News Release of August 2, 2005).

Drilling will focus on a recently identified zone of molybdenum mineralization intersected in drill hole 2, **which assayed 0.22% MoS_2 over its entire 192 foot length, including 5.19% MoS_2 over a 3.7 foot wide intersection near the bottom of the hole**. The program will attempt to define the north, east and south margins of the deposit, establish grade trends and determine the orientation of the high-grade molybdenum mineralization intersected in drill hole 2.

An underground mapping program is being carried out in the East Dodger section of the mine in conjunction with the diamond drill program. Mapping will focus on determining the trend and continuity of molybdenum mineralization exposed in a network of underground workings.

Mr. Ed Lawrence, P.Eng., is managing the underground exploration program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

August 29, 2005

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS EXPLORATION UPDATE & SECOND QUARTER REVIEW

Exploration Update

In August, Sultan Minerals Inc. ("Sultan") announced the discovery of a new molybdenum deposit on its 100% owned Jersey-Emerald property in British Columbia, Canada. The mineralization was intersected in two underground diamond drill holes drilled beneath historic mineralization in the Emerald Mine. The Emerald Mine was Canada's second largest tungsten producer and was operated by Placer Dome from 1947 until its closure in 1973 due to low metal prices at the time. Hole two was the highlight of the recent two-hole diamond drill program. This remarkable hole assayed 0.22% MoS_2 over its entire 192 foot length averaging 3.5 times the average grade of the Endako Mine, Canada's largest molybdenum producer. Hole two also carried 5.19% MoS_2 over a 3.7-foot long section near the bottom of the hole.

Sultan is presently completing 1,000 metres of follow-up diamond drilling in the discovery area. The 10-hole drill program is designed to obtain a better understanding of the structures that host the molybdenum mineralization on the 9,500-hectare property. The program will also provide information on the shape, size and grade of the deposit within the discovery area. Drilling will be completed by mid September with initial assays available by late September.

Molybdenum, usually occurring as the mineral molybdenite, is an exotic silvery-gray metal commonly referred to as moly. Molybdenum is primarily used as an alloy in the steel industry where it is an important additive to strengthen steel and inhibit corrosion. Molybdenum is also used for high-tech metal alloys, electronics, industrial chemicals and as a lubricant. Analysts estimate that the iron and steel industries consume about 80 percent of the world's molybdenum to increase their product's durability, ductility and hardness. Recent projections suggest that the steel industry will soar by 23% over the next 5 years. The demand for molybdenum is therefore expected to expand proportionately. Molybdenum use last year was about 300 million pounds, or 136,000 tons, according to the International Molybdenum Association in London - September 7, 2004. The spot price for molybdenum oxide is presently US$29.50 per pound.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the underground exploration drill program. Perry Grunenberg, P.Geo. of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Operating Results

In the six months ended June 30, 2005 ("fiscal 2005") Sultan incurred a loss of $304,903 ($0.01 per common share), compared to $273,178 ($0.01 per common share) in the six months ended June 30, 2004 ("fiscal 2004"). Sultan had working capital of $171,369 as at June 30, 2005. Two private placements completed subsequent to June 30, 2005, provided net proceeds of $349,380 to the treasury, of which $234,500 in share subscriptions had been received at June 30, 2005.

The loss for the three months ended June 30, 2005 ("Q2 2005") was $234,974 compared to $176,002 in the three months ended June 30, 2004 ("Q2 2004"). Stock-based compensation of $118,814 was the main

contributor to the increase in expenses in Q2 2005, as there was no comparative compensation in Q2 2004. This increase was offset by decreases in Q2 2005 compared to Q2 2004 in legal and accounting - $13,736 to $800; office and administration - $41,575 to $23,451 and shareholder communications - $50,699 to $19,860.

In fiscal 2005 operations utilized $159,302 compared to $158,276 in fiscal 2004. Cash expenditures on mineral property interests totalled $180,648 in fiscal 2005 compared to $104,396 in fiscal 2004. The cash expenditures were incurred on the following mineral properties in fiscal 2005: Kena - $56,089 (2004 - $69,687), Coripampa Properties - $56,037 (2004 - $12,743), Stephens Lake - $1,298 (2004 –$18,151), Willi claims - $Nil (2004 - $2,025) and the Jersey and Emerald properties - $76,946 (2004 - $1,790).

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information please contact:
Investor Relations
T.J. Malcolm Powell – Email: IR@langmining.com
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

August 2, 2005.

Item 3. **News Release**

The press release was issued on August 2, 2005, via wire service.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Corporate Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

August 3, 2005.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

August 2, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

Sultan Minerals Intersects Sizeable Molybdenum & Tungsten Deposits

(Molybdenum @ US$30.00/Lb, Tungsten @ US$10.00/Lb)

Sultan Minerals Inc. (SUL-TSX-V) is pleased to announce the discovery of sizeable molybdenum and tungsten deposits, on its 100% owned Jersey-Emerald Property, in British Columbia, Canada. The mineralization was intersected in two underground diamond drill holes drilled beneath historic mineralization in the Emerald Mine. (See Jersey Drill Hole Location Map) The Emerald Mine was Canada's second largest tungsten producer and was operated by Placer-Dome from 1947 until its closure in 1973 due to low metal prices at the time. Sultan's geologists are extremely excited about the new molybdenum discovery, which could have significant implications for the future of this property.

Hole two was the highlight of the recent two-hole diamond drill program. This remarkable hole assayed 0.22% MoS_2 over its entire 192 foot length averaging 3.8 times the average grade of the Endako Mine, Canada's largest molybdenum producer. Hole two also carried 5.19% MoS_2 over 3.7 feet within a 13.7 foot long section that assayed 1.72% MoS_2 near the bottom of the hole. Significant intersections from both drill holes are given in the following table:

HOLE NO	FROM (ft)	TO (ft)	WIDTH (ft)	Mo (%)	MoS_2 (%)	W (%)
JM05-02	4.00	196.00	**192.00**	0.13	**0.22**	
Including	48.00	64.20	**16.20**	0.28	**0.47**	
Including	48.00	52.25	**4.25**	0.97	**1.62**	
and	79.60	102.70	**23.10**	0.22	**0.37**	
Including	79.60	84.10	**4.50**	0.79	**1.32**	
Including	98.45	102.70	**4.25**	0.30	**0.50**	
and	176.00	189.70	**13.70**	1.03	**1.72**	
Including	186.00	189.70	**3.70**	3.11	**5.19**	
JM05-01	4.00	5.20	**1.20**	0.07	**0.12**	
and	138.70	142.00	**3.30**	0.27	**0.45**	
and	303.50	307.00	**3.50**	0.01	**0.02**	**0.20**
and	342.50	394.50	**52.00**	0.02	**0.03**	**0.11**
including	342.50	344.30	**1.80**	0.05	**0.08**	**0.35**
including	350.60	362.50	**11.90**	0.02	**0.03**	**0.14**
including	373.00	379.90	**6.90**	0.04	**0.07**	**0.27**
including	378.20	379.90	**1.70**	0.01	**0.02**	**0.93**
including	390.50	394.50	**4.00**	0.03	**0.05**	**0.32**
and	398.00	461.00	**63.00**	0.04	**0.07**	
including	445.65	454.75	**9.10**	0.16	**0.27**	
including	445.65	449.75	**4.10**	0.26	**0.43**	

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600 drill hole database.
Note 2: MoS_2 grades are calculated from the Mo assays shown in column 5.

Drill Hole 2 (JM05-02) was drilled to investigate the grade of a 1000-foot (300-metre) wide molybdenum bearing stockwork exposed in the historic tungsten workings (please refer to News Release of March 2, 2005). The hole encountered molybdenum mineralization over its entire length and bottomed in mineralization. The hole was stopped due to completion of the drill contract but will be extended during the next phase of drilling.

The molybdenum mineralization intersected in drill hole 2 occurs along the east margin of a 2,000-foot by 1,000-foot (600- metre by 300-metre) area of molybdenum exposures seen in underground workings. **The mineralization is open in all directions and additional drilling will be required to define the margins of the deposit.** Inspection of the drill core shows multiple high-grade molybdenite bearing quartz veins forming a molybdenum stock-work hosted within a granite intrusive body.

Drill Hole 1 (JM05-01) was drilled 400 feet (120 metres) south of hole 2 and approximately 100 feet (30 metres) south of the molybdenum bearing stockwork exposed in the underground workings. One of the objectives of this hole was to investigate the possible extension of historic tungsten mineralization. Hole 1 intersected the favourable host rocks for tungsten mineralization between the depths of 303.5 feet and 394.5 feet. This 91-foot (27.5-metre) wide interval included 4.0 feet of **0.32% tungsten (W)**, and 6.9 feet of **0.27% W** with a high grade interval of **0.93% W** across 1.7 feet. The hole also intersected varying amounts of molybdenum mineralization over its entire length. The best molybdenum intersection was **0.43%** MoS_2 over 4.1 feet within a 63-foot wide intersection that assayed **0.07%** MoS_2.

The tungsten mineralization encountered in Hole 1 is part of the southern extension of the historic East Dodger Tungsten Mine. The intersection in Hole 1 is situated approximately 80 feet (24 metres) below the level of the historic Dodger mine and is readily accessible for mining from the existing workings. **This important intersection suggests that tungsten mineralization may extend well beyond the limits of historic mining.** Geological studies completed by Placer-Dome prior to the 1973 closure traced the favourable host rock for tungsten mineralization for more than 5,000 feet to the north and south of the former mine.

The Jersey-Emerald property is road accessible and situated in an area of excellent infrastructure near the community of Salmo in south-eastern BC. The Emerald Mine was Canada's second largest tungsten producer and the adjacent Jersey Mine was the largest zinc producer in the Kootenay Arc region of BC. More than $150 million (2005 dollars) in underground development and diamond drilling was completed on the Jersey-Emerald property during the previous mining operations for tungsten and zinc. The deposits went into production in 1906 and were later acquired and operated by Placer Dome from 1947 to 1973. The mine's database contains the digital records for more than 4,600 diamond drill holes completed during the 65-year mining operation. There is an existing network of underground tunnels and workings over a two square kilometre area that provides access to the margins of the recently identified molybdenum and tungsten mineralization. These tunnels are in excellent condition and will be of immense value in future exploration and development.

The Jersey and Emerald mines occur near the top of a hill and in the past have been mined by relatively inexpensive bulk mining methods, with the ore removed through tunnels that extend in from the hillside. The recently identified mineralization occurs at an elevation of 1,300 metres and is readily accessible to heavy-duty trucking. The valley floor below the deposit lies at an elevation of 630 metres. Sultan's consulting engineers speculate that if the mineralization is continuous between the known exposures and if the deposit extends to depth there is potential for a very large volume of mineralization above the valley floor (Please refer to News Releases of March 2, 2005, April 18, 2005 and May 27, 2005.).

Information from these initial two holes and from historic mine records are presently being compiled in preparation for follow-up drilling. Drilling is expected to resume in mid-August and will focus on defining the molybdenum and tungsten mineralization in the East Dodger area. The program will attempt to establish grade trends and determine where the highest grades occur within the deposit.

Mr. Ed Lawrence, P.Eng., is managing the underground exploration program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

A.G. Troup, P.Eng., Geol.

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


LEGEND
Tungsten Workings
Lead-Zinc-Silver Workings
MoS2 Quartz veining
Drill Holes
Portal
10000 E
7000N
8000N
9000 E
8000 E
EAST DODGER MINE
JERSEY MINE
MoS2 in Diamond Drill Intercepts in granite
MoS2 Quartz veining in drift
Dodger 4200 Drift North (42 D+N)
End of Hole
End of Hole
Hole Collar
Hole Collar
JM-05-01
JM-05-02
D
DODGER 4400 MINE
INVINCIBLE MINE
JERSEY MINE
MoS2 Quartz veining in drift
MoS2 Surface showing in Truman
MoS2 in Diamond Drill Intercepts in granite
0
0.5
0
0.25
Kilometres
SULTAN MINERALS INC.
JERSEY EMERALD PROPERTY
DRILL HOLE LOCATION MAP
Salmo, British Columbia, Canada
SULTAN

Sultan Minerals Inc.
Three and Six Months Ended
June 30, 2005

Sultan Minerals Inc.
Three and Six Months Ended
June 30, 2005

1.1 Date

The effective date of this interim report is August 29, 2005.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the six months ended June 30, 2005 ("fiscal 2005") was $304,903 or $0.01 per share, after income tax recovery due to flow-through renunciations, compared to a loss of $273,178 or $0.00 per share in the six months ended June 30, 2004 ("fiscal 2004").
- During fiscal 2005, operations utilized $159,302 compared to $158,276 in fiscal 2004. Expenditures on mineral property interests totalled $219,494 in fiscal 2005 compared to $127,256 in fiscal 2004. Expenditures were incurred on the following mineral properties in fiscal 2005: Kena - $89,114 (2004 - $91,337), Coripampa Properties - $56,037 (2004 - $12,743), Stephens Lake – a recovery of $3,414 (2004 – expenditures of $18,151), Willi claims - $Nil (2004 - $15,151) and the Jersey and Emerald properties - $77,756 (2004 - $1,791).

1.2.1 Jersey and Emerald Properties, British Columbia

The Emerald Tungsten mine, located on Sultan's 100% owned property, was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws making the mine less profitable. At the time, Placer Dome's management believed that the mine would re-open at a later date when prices were more favourable but this did not happen. Sultan acquired the property in 1993 to explore for gold skarn mineralization, which is spatially related to the tungsten deposits.

The Company believes that the property holds potential for a large porphyry molybdenum deposit. The mineralization was originally identified in underground workings and diamond drill holes at the historic Emerald Tungsten Mine. Mine records show that the molybdenum mineralization was encountered within an area measuring 700 metres by 300 metres and remains open in all directions. Within this area one remarkable drill core sample ran 4.44% Mo over a 4.0-metre length including a section of 20.8% Mo over 0.8 metres within this intersection. Another intersection in the same general area ran 0.71% Mo over a 2.1-metre length, and another ran 0.60% Mo over a 2.2 meter length. More recently a 57-metre long channel sample, taken in a development drift by Sultan in 1995, averaged 0.05% Mo with a 12.1-metre section running 0.11% Mo. This drift is about 150 metres north of the high-grade drill intersection

mentioned above.

During an underground investigation the entire 580-metre length of the Dodger 4200 Drift North (42DrN) was examined. The inspection confirmed the presence of a molybdenum and pyrite bearing quartz stock work along the drift. The frequency of east-west veins seen along the tunnel varies with the greatest abundance of veining occurring over a 110-metre long section extending from mine grid coordinates 7,265N to 7,730N. Due to oxidation of the sulfide mineralization over the 55 years that the tunnel has existed, a rusty coating on the tunnel walls identifies the mineralization.

Two development drifts, the Dodger 6900 Drift East (69DrE) and the Dodger 7500 Drift East (75DrE), driven easterly from the 42DrN for development of the East Dodger tungsten deposit, were also examined. Inspection of the 69DrE confirmed the existence of a molybdenite and pyrite bearing quartz-vein stock work comprised of abundant, vertical, north-south trending veins intersected by a lesser quantity of vertical, east west veins. Sultan sampled this 57-metre long development drift previously in 1995 while exploring for gold mineralization. These samples averaged 0.05% Mo over the entire 57-metre sample length, with a 12.1-metre section running 0.11% Mo. The 75DrE located 200 metres north of the 69DrE was also inspected over its initial 70-metre length. This drift was likewise observed to display molybdenite and pyrite bearing quartz-vein stock work similar to that seen in the previous drift. Note: Photographs of this stock work are displayed on the Company's website.)

In addition to the underground inspection, the Company has been modeling the historic drill data and plotting the location of all previously reported molybdenum occurrences. This work has given a good understanding of the location and dimensions of the granite body, which is host to the molybdenum mineralization. The model also shows that consistent molybdenum bearing drill intersections occur within a 650-metre long by 200-metre wide zone situated immediately east of the 42DrN.

The Company conducted a diamond drill program that tested the grade, width, depth and continuity of the molybdenum bearing stock work. The initial two holes investigated the width and depth of the mineralization. Information from the initial two holes has been used to plan the principal drill program that will define the deposit, establish grade trends and determine where the highest grades occur within the deposit.

Hole two was the highlight of the two-hole diamond drill program. This remarkable hole assayed 0.22% MoS2 over its entire 192 foot length averaging 3.8 times the average grade of the Endako Mine, Canada's largest molybdenum producer. Hole two also carried 5.19% MoS2 over 3.7 feet within a 13.7 foot long section that assayed 1.72% MoS2 near the bottom of the hole.

Drill Hole 1 (JM05-01) was drilled 400 feet (120 metres) south of hole 2 and approximately 100 feet (30 metres) south of the molybdenum bearing stockwork exposed in the underground workings. One of the objectives of this hole was to investigate the possible extension of historic tungsten mineralization. Hole 1 intersected the favourable host rocks for tungsten mineralization between the depths of 303.5 feet and 394.5 feet. This 91-foot (27.5-metre) wide interval included 4.0 feet of 0.32% tungsten (W), and 6.9 feet of 0.27% W with a high grade interval of 0.93% W across 1.7 feet. The hole also intersected varying amounts of molybdenum mineralization over its entire length. The best molybdenum intersection was 0.43% MoS2 over 4.1 feet within a 63-foot wide intersection that assayed 0.07% MoS2.

The tungsten mineralization encountered in Hole 1 is part of the southern extension of the historic East Dodger Tungsten Mine. The intersection in Hole 1 is situated approximately 80 feet (24 metres) below the level of the historic Dodger mine and is readily accessible for mining from the existing workings. This important intersection suggests that tungsten mineralization may extend well beyond the limits of

historic mining. Geological studies completed by Placer-Dome prior to the 1973 closure traced the favourable host rock for tungsten mineralization for more than 5,000 feet to the north and south of the former mine. (Please see News Release of August 2, 2005).

The current drilling program is focusing on the zone of molybdenum mineralization intersected in drill hole 2, which assayed 0.22% MoS2 over its entire 192 foot length, including 5.19% MoS2 over a 3.7 foot wide intersection near the bottom of the hole. The program will attempt to define the north, east and south margins of the deposit, establish grade trends and determine the orientation of the high-grade molybdenum mineralization intersected in drill hole 2.

An underground mapping program is also being carried out in the East Dodger section of the mine in conjunction with the diamond drill program. Mapping will focus on determining the trend and continuity of molybdenum mineralization exposed in a network of underground workings.

Mr. Ed Lawrence, P.Eng. is managing the underground exploration program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

1.2.2 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

During the six months ended June 30, 2005, the Company expended $89,114 in exploration costs on the Kena property compared to $91,337 in the six months ended June 30, 2004. The expenditures on the Kena property in fiscal 2005, with the fiscal 2004 comparative figures shown in brackets, include the following: assays and analysis – $10,296 ($6,523); drilling - $23,930; ($Nil), geological and geophysical – $12,350; ($30,657); travel and accommodation – $1,120; ($495), site activities – $5;038; ($4,236) and stock based compensation - $2,575; ($Nil). Acquisition costs of $33,805; ($49,426) were incurred.

Recommendations
A computer modeling done as part of a resource study completed in the year ended December 31, 2004, indicated numerous untested areas adjacent to mineralized blocks. The report recommends that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

In September 2004, Sultan's consultant, P&L Geological Services, completed a geologic mapping program over the Kena Property. The highlight of the study was the identification of important cross structures that trend parallel to the earlier drilling direction and were therefore not intersected by most of the previous drill holes. The study suggested that these cross structures might be important controls for high-grade mineralization and that gold grades may improve if drilling were oriented to cross them.

The structural trend was tested with four drill holes completed in December 2004 and January 2005. The results of the drilling confirmed the cross-structures but did not improve the grade. Results were disclosed in a news release dated February 14, 2005, which can be found on the Company's website and on www.sedar.com.

Kena Property Agreements
Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo

claims, the Silver King Claim Group and the Athabasca claim Group.

Sultan has modified the terms of the Great West Claim Group option agreement dated September 6, 2001, allowing Sultan to issue 156,250 common shares to the optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the optionor under the agreement. Sultan is now vested with 100% right, title and interest in three claim units of the original optioned Great Western Group of claims, subject only to a 3% Net Smelter Returns royalty ("NSR") from the production of gold and silver, and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 66 2/3 % of the NSR for $1,000,000 upon commencement of commercial production. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

Sultan has also reached an agreement to modify the terms of the Tough Nut Claim Group option agreement dated September 25, 2001. Under the modified terms, subject only to a 3% NSR, payable to the optionor, all cash and share consideration paid to the owner of the claims to date has been deemed sufficient consideration to allow Sultan to be fully vested in three of the Tough Nut Claim Group claims, namely the EP, PY and SK claims located on the north end of the Silver King Batholith. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to an agreement with BHP Billiton. The combined exploration licenses, totalling 170,842 hectares, are referred to as the Stephens Lake Property. A drilling program planned by BHP Billiton during the first quarter was curtailed due to weather conditions and has been delayed until the next field season in the winter of 2005-2006.

In fiscal 2005, the Company recovered $3,414 due to funds accrued to be recovered from BHP Diamonds compared to expenses incurred of $18,111 in fiscal 2004.

1.2.4 Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 and 2 properties in the Republic of Peru. Under the terms of the agreement Sultan has agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionors over a 54-month period. To date, Sultan has made cash and share payments to the optionor consisting of US$20,000 and 100,000 common shares, respectively. A finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

During fiscal 2005, the Company expended $50,301 (2004 - $295) in exploration costs on the Coripampa properties. The expenditures in fiscal 2005, with comparative figures for 2004, as applicable, include the following: assays and analysis – $3,321; geological and geophysical – $32,302 (2004 - $157); site activities – $7,415 (2004 - $138), and travel and accommodation - $7,263.

Sultan conducted a program of geological mapping, geochemical sampling and geophysical surveying to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property. Two inclined diamond drill holes of about 250 m each are recommended to test the West Zone beneath the altered and mineralized area. A third hole is also recommended to test the South-

Central Zone mineralization.

The mapping and sampling program was carried out by Jesus Puente Solorzano whose work has been reviewed by Henry Meixner, P. Geo., the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects" for the Coripampa properties.

1.2.5 Invincible Tungsten Mine

During the six months ended June 30, 2005, the Company entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2% Net Smelter Return royalty ("NSR"), which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010. The property is contiguous to the Company's Emerald tungsten property.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 Sultan must make cash payments totalling $89,542, of which $11,667 has been paid, and issue 474,417 common shares, of which 280,667 common shares have been issued, to maintain the options on the mineral property interests that are currently held. These cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the Company's interests in the respective properties are vested.

1.2.6 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2004 averaged approximately US$409.72 per ounce and has averaged US$438.53 per ounce to August 26 in 2005. The price for molybdenum roasted on August 23, 2005, was US$29.50 per pound, and the price for tungsten on August 1, 2005, was US$9.00 per pound.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 481,152	$ 361,924	$ 618,510
Mineral property interests	3,280,334	2,729,646	4,181,978
Other assets	56,557	31,257	33,268
Total assets	3,818,043	3,122,827	4,833,756
Current liabilities	144,435	62,942	246,534
Shareholders' equity	3,673,608	3,059,885	4,587,222
Total shareholders' equity and liabilities	3,818,043	3,122,827	4,833,756
Working capital	336,717	298,982	371,976

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Expenses (Recoveries)			
Amortization	$ 843	$ 2,012	$ —
Legal, accounting and audit	48,791	39,804	45,269
Management fees	30,000	30,000	—
Office and administration	29,276	31,244	16,265
Salaries and benefits	363,945	135,306	135,434
Shareholder communications	146,122	107,213	124,179
Travel and conferences	32,885	10,493	13,977
Project operator overhead recovery	—	(6,671)	(83,124)
	1,450,182	604,419	252,000
Property investigations	4,441	29,728	15,188
Write-down of mineral property interests	—	1,916,166	18,324
Interest income	(1,927)	(20,001)	(6,804)
Loss before income taxes	654,376	2,275,294	278,708
Income tax (recovery) expense - current	—	—	8,880
- future income taxes	—	(94,050)	—
Loss for the year	$ 654,376	$ 2,181,244	287,588
Loss per share – basic and diluted	$ 0.02	$ 0.06	$ 0.01
Weighted average number of common shares outstanding – basic and diluted	40,841,887	37,472,803	33,684,943

1.4 Results of Operations

Sultan had a loss of $365,457, or loss per share of $0.01 in the six months ended June 30, 2005 ("fiscal 2005"), compared to a loss of $273,178, or loss per share of $0.01 in the six months ended June 30, 2004 ("fiscal 2004").

	Six months ended June 30, 2005	2004
Expenses		
Amortization	$ 339	$ 843
Legal, accounting and audit	4,144	19,814
Management fees	15,000	15,000
Office and administration	42,438	64,893
Property investigations	1,264	4,140
Salaries and benefits	87,624	67,738
Shareholder communications	47,185	77,184
Stock-based compensation	150,802	—
Travel and conferences	17,458	25,052
Interest and other income	(797)	(1,486)
	365,457	273,178
Loss before income taxes	(365,457)	(273,178)
Income tax recovery	60,554	--
Loss for the period	(304,903)	(273,178)

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has decreased due to lower cash balances during fiscal 2005 as compared to fiscal 2004.

Expenses

Legal, accounting and audit decreased from $19,814 in fiscal 2004 to $4,144 in fiscal 2005. Audit fees are accrued at the end of the fiscal year, and fees charged for the fiscal year end were as estimated in the accrual. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were primarily accounting fees.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $15,000 in each fiscal period.

Office and administration costs decreased from $67,738 in fiscal 2004 to $42,438 in fiscal 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The costs may vary depending upon the timing of exploration and administrative activity of the company.

Salaries and benefits have increased from $67,738 in fiscal 2004 to $87,624 in fiscal 2005. Salaries will likely continue to increase as the time related to complying with the regulation of rules for public companies continues to increase, including the preparation of quarterly and annual financial statements

and the analysis thereof.

Stock-based compensation of $150,802 related to stock options granted and vested in fiscal 2005 compares to $nil for stock-based compensation in fiscal 2004.

Shareholder communications have decreased from $77,184 in fiscal 2004 to $47,185 in fiscal 2005. The Company utilized the services of two investor relations' consultants in fiscal 2004, but in fiscal 2005 are currently using the services of one consultant, Arbutus Enterprises Ltd. Fees paid totalled $12,000 in both fiscal periods. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $25,052 in fiscal 2004 to $17,458, a nominal decrease, as fewer conferences were attended in fiscal 2005.

Property investigation costs have decreased from $4,140 in fiscal 2004 to $1,264 in fiscal 2005. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. The Company acquired the Coripampa properties in early 2004, and the Company has not reviewed as many property proposals as in other periods.

No mineral property interests were written off in fiscal 2005 or 2004.

During 2004, new guidelines related to Flow Through Share ("FTS") accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the six months ended June 30, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2003							
Third Quarter	80,227	782	--	—	62,013	59,583	$0.00
Fourth Quarter	176,979	315	2,281	—	78,207	1,913,804	$0.06
2004							
First Quarter	18,056	2,660	1,070	—	97,555	97,176	$0.00
Second Quarter	23,855	1,155	2,255	295	172,968	176,002	$0.00
Third Quarter	45,692	8,401	782	37,392	239,802	239,839	$0.01
Fourth Quarter	86,021	(7,070)	157	110,107	141,537	141,359	$0.01
2005							
First Quarter	61,764	12,088	1,298	43,943	130,432	69,929	$0.00
Second Quarter	27,350	34,733	(4,711)	12,094	234,558	234,974	$0.01

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended June 30, 2005 ("Q2 2005"), compared to three months ended June 30, 2004 (Q2 2004")

Legal, accounting and audit decreased from $13,736 in Q2 2004 to $800 in Q2 2005. Audit fees are accrued at the end of the fiscal year, and fees charged for the fiscal year end were as estimated in the accrual. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were primarily accounting.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter.

Office and administration costs decreased from $41,575 in Q2 2004 to $23,451 in Q2 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $43,067 in Q2 2004 to $55,111 in Q2 2005. Salaries will likely continue to increase as administration and regulation of public companies continues to increase.

Stock-based compensation of $118,814 related to stock options granted and vested in Q2 2005 compares to $nil for stock-based compensation in Q2 2004.

Shareholder communications have decreased from $50,699 in Q2 2004 to $19,860 in Q2 2005. The Company utilized the services of two investor relations' consultants in Q2 2004, and in Q2 2005 are currently using the services of one consultant, Arbutus Enterprises Ltd. Fees paid to Arbutus totalled $6,000 in both fiscal periods. Shareholder communications activities were restrained, as the Company did not have the funds available for more than minimal communications with shareholders. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $16,104 in Q2 2004 to $8,853 in Q2 2005, as the

Company did not have a booth at the New York Gold show, as it has in previous years.

Property investigation costs have decreased from $1,366 in Q2 2004 to $704 in Q2 2005. No mineral property interests were written off in Q2 2005 or Q2 2004.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2005, Sultan's working capital, defined as current assets less current liabilities, was $171,369, compared with working capital of $336,717 at December 31, 2004.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

As at June 30, 2005, Sultan has capitalized $3,499,828 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Nevada and Peru. During the six months ended June 30, 2005, Sultan's cash expenditures included $174,758 on the acquisition and exploration of its mineral property interests compared to $104,396 in the six months ended June 30, 2004. Expenditures in fiscal 2005 included $89,114 on acquisition and exploration of the Kena property, $56,037 on the acquisition and exploration of the Coripampa properties in Peru, and $77,756 on the acquisition and exploration of the Jersey and Emerald properties in British Columbia, which includes the contiguous Invincible Tungsten Mine.

The Company entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2% Net Smelter Return royalty ("NSR"), which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010.

1.7 Capital Resources

During the six months ended June 30, 2005, Sultan did not issue any common shares for cash. Subsequent to June 30, 2005, the Company completed a non-brokered private placement of 797,500 units at a price of $0.20 per unit, for gross proceeds of $159,500. Each unit is comprised of one flow-through common share, one non-flow-through common share, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share until July 20, 2007, at an exercise price of $0.15 per share.

Additionally, the Company completed a non-brokered private placement of 1,947,660 units at a price of $0.10 per unit, for gross proceeds of $194,766. Each unit is comprised of one non-flow-through common share, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant

will entitle the holder to purchase one additional common share until July 20, 2007, at an exercise price of $0.15 per share.

Without continued external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at June 30, 2005, and December 31, 2004, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

Services rendered and reimbursement of expenses	Six months ended June 30, 2005	2004
LMC Management Services Ltd. (a)	$ 161,232	$ 165,498
Lang Mining Corporation (b)	15,000	15,000
Legal fees	3,344	10,144

Balances receivable from (payable to) (f):	June 30, 2005	December 31, 2004
LMC Management Services Ltd. (a)	$ --	$ 20,153
Directors and officers' expense advances (e)	993	1,800
Receivable from:	$ 993	$ 21,953
DuMoulin Black (c)	(3,563)	--
LMC Management Services Ltd.	(47,661)	--
Lang Mining Corporation	(5,350)	--
Payable to:	$ (56,574)	$ --

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company is an associate counsel.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at June 30, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters, which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the financial statements for the year ended December 31, 2004.

1.14 Financial Instruments and Other Instruments

None.

1.15.1 Other MD& A Requirements

See the audited financial statements for the year ended December 31, 2004.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of August 29, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 29, 2005

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

49,987,909 shares are issued and outstanding

Stock Options Outstanding

Exercise Price	Number Outstanding	Expiry Date
$0.10	2,000,000	June 10, 2010
$0.15	3,020,000	July 6, 2009
$0.21	595,000	August 31, 2006
$0.40	731,000	October 19, 2006
$0.32	701,000	May 16, 2007
	7,047,000	

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,813,334	$0.20	November 15, 2005
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
1,372,580	$0.15	July 20, 2007
4,785,914		

SULTAN MINERALS INC.
INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Unaudited)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
(Unaudited – prepared by management)

	June 30, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 258,457	$ 428,793
Accounts receivable	17,165	10,126
Due from related parties (Note 6)	993	21,953
Prepaid expenses	11,245	20,280
	287,860	481,152
Mineral property interests (see schedules) (Note 3)	3,499,828	3,280,334
Investments (Note 4)	3,914	3,914
Equipment	1,017	1,356
Reclamation bonds	57,177	51,287
	$ 3,849,796	$ 3,818,043
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 59,917	$ 144,435
Due to related parties (Note 6)	56,574	--
	116,491	144,435
Shareholders' equity		
Share capital (Note 5)	13,770,086	13,804,266
Share subscriptions (Note 8)	234,500	--
Contributed surplus	419,747	255,469
Deficit	(10,691,028)	(10,386,127)
	3,733,305	3,673,608
	$ 3,849,796	$ 3,818,043

Subsequent events (Note 8)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Expenses				
Amortization	$ 169	$ 287	$ 339	$ 843
Legal, accounting and audit	800	13,736	4,144	19,814
Management fees	7,500	7,500	15,000	15,000
Office and administration	23,451	41,575	42,438	64,893
Salaries and benefits	55,111	43,067	87,624	67,738
Shareholder communications	19,860	50,699	47,185	77,184
Stock-based compensation	118,814	--	150,802	--
Property investigations	704	1,366	1,264	4,140
Travel	8,853	16,104	17,458	25,052
Interest and other income	(288)	1,668	(797)	(1,486)
	234,974	176,002	365,457	273,178
Loss before income taxes	(234,974)	(176,002)	(365,457)	(273,178)
Income tax recovery (Note 5(c))	--	--	60,554	--
Loss for the period	(234,974)	(176,002)	(304,903)	(273,178)
Deficit, beginning of period	(10,456,054)	(9,828,927)	(10,386,125)	(9,731,751)
Deficit, end of period	$(10,691,028)	$(10,004,929)	$(10,691,028)	$(10,004,929)
Loss per share, basic and diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	46,258,618	39,390,048	46,213,618	40,487,876

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30,		Six months ended June 30,	
	2005	**2004**	**2005**	**2004**
Cash provided by (used for):				
Operations				
Loss for the period	$ (234,974)	$ (176,002)	$ (304,901)	$ (273,178)
Items not involving cash				
Amortization	169	287	339	843
Stock-based compensation	118,814	--	150,802	--
Future income taxes	--	--	(60,554)	--
Changes in non-cash working capital				
Accounts receivable	(3,732)	22,049	52,961	4,425
Due to/from related parties	98,826	82,654	77,534	14,898
Prepaid expenses	(8,026)	(8,388)	9,035	(18,495)
Accounts payable and accrued liabilities	8,127	11,275	(84,518)	113,231
	(20,796)	(68,125)	(159,302)	(158,276)
Investing activities				
Mineral property interests				
Acquisition costs	(6,292)	(16,337)	(25,333)	(55,050)
Exploration and development costs	(62,073)	(27,710)	(149,425)	(49,346)
Reclamation bonds	--	--	(5,890)	--
	(68,365)	(44,047)	(180,648)	(104,396)
Financing activities				
Share subscriptions	234,500	--	234,500	--
Common shares issued for cash	--	315,575	(4,886)	335,425
	234,500	315,575	229,614	335,425
Increase (decrease) in cash and cash equivalents during the period	145,339	203,403	(110,336)	72,753
Cashand cash equivalents, beginning of period	113,118	136,422	368,793	267,072
Cash, and cash equivalents, end of period	258,457	$ 339,825	$ 258,457	$ 339,825
Supplemental information				
Shares issued for mineral property interests	$ 21,135	$ 23,750	$ 31,260	$ 34,650
Shares issued for corporate finance fee	--	525	--	525

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2005 and 2004
(Unaudited – prepared by management)

1. Going concern and nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at June 30, 2005, of $171,369 (December 31, 2004 - $336,717) and an accumulated deficit of $10,691,028 (December 31, 2004 - $10,386,127).

The Company has capitalized $3,499,828 in acquisition and related costs on the Kena property, the Jersey and Emerald property, the Stephens Lake property, the Coripampa properties and the Willi Claims.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Basis of presentation:

The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. They follow accounting policies and methods of their application consistent with the annual financials statements as at December 31, 2004, but they do not conform in all respects with the disclosure requirements of generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company's December 31, 2004, annual financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2005 and 2004
(Unaudited – prepared by management)

3. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia. Option payments made during the six months ended June 30, 2005, include:

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (175,000 issued) over four years. In January 2005 the Company and the optionor agreed to defer cash payments due in 2004 and 2005 for one year each in exchange for the acceleration of one half of the 2005 common share payment of 25,000 common shares. The December 2004 share payment and the accelerated share payment were made in February 2005. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 upon commencement of commercial production.

Athabasca Claim Group
The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia. The agreement allows the Company to obtain a 100% interest in the property by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (175,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated share payment were made in April 2005. Upon completion of the obligations, the Company will hold a 100% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the optionor upon the commencement of commercial production.

Invincible Tungsten Mine
The Company has entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2% Net Smelter Return royalty ("NSR"), which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010.

3. **Mineral property interests (continued):**

Silver King Claim Group
The Company holds an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties, located contiguous to the Kena Claims, in the Kootenay mining district of British Columbia. The terms of the option are that the Company must make total cash payments of $140,000 ($33,500 paid) and issue 250,000 common shares (215,000 issued) to the optionor over four years from July 9, 2003.

(b) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $89,542 and issue 474,417 common shares in fiscal 2005. Pursuant to the option agreements, 264,000 common shares were issued in the six months ended June 30, 2005, and an additional 16,667 common shares have been issued subsequent to that date.

4. **Investments:**

Name of Company	Number of Shares	Book Value June 30, 2005	Book Value December 31, 2004
Emgold Mining Corporation	15,652	$ 3,913	$ 3,913
LMC Management Services Ltd.	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at June 30, 2005, was $5,635 (December 31, 2004 - $10,956).

5. **Share capital:**

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2004	46,164,582	$13,804,266
Issued for mineral property interests and other		
Cariboo claims at $0.135	75,000	10,125
Athabasca at $0.11	75,000	8,250
Invincible at $0.09	9,000	810
Silver King at $0.115	105,000	12,075
Share issue costs	--	(4,886)
Income tax effect of renunciation of flow through expenditures	--	(60,554)
Balance, June 30, 2005 (Unaudited)	46,428,582	$13,770,086

5. **Share capital (continued):**

(c) Flow-through shares

In 2004, the Company issued 1,000,000 flow-through shares ("FTS") for gross proceeds of $170,000. Under the FTS agreements, the Company agreed to renounce $170,000 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the six months ended June 30, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 7,513,438 stock options. The following table summarizes information about the stock options outstanding at June 30, 2005:

Exercise Price	Number Outstanding at June 30, 2005	Weighted Average Remaining Contractual Life
$0.10	2,000,000	5.0 years
$0.15	3,020,000	4.0 years
$0.21	595,000	1.2 years
$0.40	731,000	1.3 years
$0.32	701,000	1.9 years
$0.15 to $0.40	7,047,000	3.5 years

A summary of the stock options at June 30, 2005, is presented below:

	Shares	Weighted Average Exercise Price
Balance, June 30, 2005	7,047,000	$0.19
Balance vested, June 30, 2005	5,537,000	$0.18

No options were exercised in the six months ended June 30, 2005.

5. Share capital (continued):

The fair value of each stock option granted in June 2005 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows: risk free interest rate – 3.44%; expected life – 3 years; expected volatility – 83%; and weighted average fair value per option grant $0.09. There were 2,000,000 stock options granted at a price of $0.10 to directors, officers and employees, with an expiry date of June 10, 2010.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

(e) Share purchase warrants

As at June 30, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,813,334	$0.20	November 15, 2005
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
3,413,334		

6. Related party transactions and balances:

	Six months ended June 30, 2005	2004
Services rendered and reimbursement of expenses:		
LMC Management Services Ltd. (a)	$ 161,232	$ 165,498
Lang Mining Corporation (b)	15,000	15,000
Legal fees	3,344	10,144

Balances receivable from (payable to) (f):	June 30, 2005	December 31, 2004
LMC Management Services Ltd. (a)	$ --	$ 20,153
Directors and officers' expense advances (e)	993	1,800
Receivable from:	$ 993	$ 21,953
DuMoulin Black (c)	(3,563)	--
LMC Management Services Ltd.	(47,661)	--
Lang Mining Corporation	(5,350)	--
Payable to:	$ (56,574)	$ --

6. Related party transactions and balances (continued):

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company is an associate counsel.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

7. Comparative figures:

Where necessary, comparative figures have been changed to conform to the current period's presentation.

8. Subsequent events:

Subsequent to June 30, 2005:

(a) the Company completed a non-brokered private placement for gross proceeds of $354,266. The private placement consisted of a combination of flow through and non-flow through shares as follows:

1. 797,500 units (the "Combined Units") at a price of $0.20 per Combined Unit, for gross proceeds of $159,500. Each Combined Unit is comprised of one (1) flow-through common share, one (1) non-flow-through common share, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share expiring July 20, 2007, at an exercise price of $0.15 per share; and

2. 1,947,660 units (the "Units") at a price of $0.10 per Unit, for gross proceeds of $194,766. Each Unit is comprised of one (1) non-flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share expiring July 20, 2007, at an exercise price of $0.15 per share.

Finder's fees totalling $11,500 were paid in connection with the financing.

The Company's independent auditor has not performed a review of these financial statements.

8. Subsequent events (continued):

(b) 16,667 common shares were issued and a cash payment of $6,667 was made on the Trout Claim Group option agreement. A payment was received from BHP Billiton Diamonds Inc. for the cash and cash equivalent of the share payments made on the Trout claim group by the Company to the optionor of the property.

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Six months ended June 30, 2005
(unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests June 30, 2005
Acquisition costs						
Balance, beginning of period	$ 585,977	$ 30,501	$ 6,329	$ 22,375	$ 59,851	$ 705,033
Incurred during the period	33,805	4,634	(5,366)	--	5,736	38,809
Balance, end of period	619,782	35,135	963	22,375	65,587	743,842
Exploration and development costs						
Incurred during the period						
Assays and analysis	10,296	328	--	--	3,321	13,945
Drilling	23,930	40,215	--	--	--	64,145
Geological and geophysical	12,350	15,697	1,554	--	32,302	61,903
Site activities	5,038	4,514	399	--	7,415	17,366
Stock based compensation	2,575	10,901	--	--	--	13,476
Travel and accommodation	1,120	1,467	--	--	7,263	9,850
	55,309	73,122	1,953	--	50,301	180,685
Balance, beginning of period	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Balance, end of period	2,468,441	75,485	11,032	2,933	198,095	2,755,986
Total Mineral Property Interests	$ 3,088,223	$ 110,620	$ 11,995	$ 25,308	$ 263,682	$ 3,499,828

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Year ended December 31, 2004
(unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2004
Acquisition costs						
Balance, beginning of year	$ 478,853	$ 1	$ 523	$ 5,796	$ –	$ 485,173
Incurred during the year	107,124	30,500	5,806	16,579	59,851	219,860
Balance, end of year	585,977	30,501	6,329	22,375	59,851	705,033
Exploration and development costs						
Incurred during the year						
Assays and analysis	7,412	–	–	–	20,478	27,890
Drilling	62,910	–	–	–	–	62,910
Geological and geophysical	87,440	2,363	4,264	2,783	84,192	181,042
Site activities	10,837	–	–	–	19,349	30,186
Travel and accommodation	5,025	–	–	–	23,775	28,800
	173,624	2,363	4,264	2,783	147,794	330,828
Balance, beginning of year	2,239,508	–	4,815	150	–	2,244,473
Balance, end of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Total Mineral Property Interests	$ 2,999,109	$ 32,864	$ 15,408	$ 25,308	$ 207,645	$ 3,280,334

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer